Exhibit (d)(2)(B)(iii)

December 4, 2025

Mr. Mark J. Babiec

CBRE Investment Management

555 East Lancaster Avenue, Suite 120

Radnor, PA 19087

Dear Mr. Babiec:

As previously communicated to you on November 14, 2025, the Board of Trustees (the “Board”) of Voya Investors Trust (“VIT”) approved the termination of the Sub-Advisory Agreement with respect to VY® CBRE Real Estate Portfolio (the “Portfolio”), a series of VIT, effective May 1, 2017, among VIT, Voya Investments, LLC (“VIL”) and CBRE Investment Management Listed Real Assets LLC (formerly, CBRE Clarion Securities LLC) (“CBRE”) (the “Agreement”).

Pursuant to Section 17 of the Agreement, the Agreement may be terminated with respect to the Portfolio at any time, without penalty, by the Board upon 60 days’ notice to VIL and CBRE. Therefore, the Agreement will terminate in accordance with Section 17, effective at the close of business on January 21, 2026. In the interim, we may be in contact to facilitate a smooth transition, and we look forward to your cooperation in this regard.

Finally, we want to thank you for your support throughout this process and dedication to the Portfolio.

Respectfully,

/s/ Todd Modic Todd Modic Senior Vice President Voya Investors Trust